

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2023

Loo Choon Sen
Chief Financial Officer
China Yuchai International Limited
16 Raffles Quay
#39-01A Hong Leong Building
Singapore 048581

> **Re: China Yuchai International Limited**
> **Form 20-F for the Fiscal Year ended December 31, 2022**
> **Filed April 26, 2023**
> **File No. 001-13522**

Dear Loo Choon Sen:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Energy & Transportation